SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

September 2, 2005

By: ______________________
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS
the First Half of FY2005

February 1, 2005 – July 31, 2005

Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management, and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors, including adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors

SUMMARY OF FINANCIAL STATEMENTS for the first half of FY2005 (Consolidated)

February 1, 2005 – July 31, 2005

Sekisui House, Ltd. **September 1, 2005**

Stock Code:	1928	Listed exchanges:	Tokyo, Osaka, Nagoya
http://www.sekisuihouse.co.jp		Telephone:	+816 6440 3111
President & Representative Director:	Isami Wada	Inquiries:	PR Department
Date of the meeting of the board of directors:	September 1, 2005		Associate Officer Hidehiro Yamaguchi
U.S. GAAP Accounting Principles:	Not adopted		

1. Business Results

*Please note that numbers less than one million yen are rounded down

1) Consolidated Business Results

	Millions of yen				
	Feb. 1, 2005 – July 31, 2005		Feb. 1, 2004 – July 31, 2004		Feb. 1, 2004 – Jan. 31, 2005
		Change (%)		Change (%)	
Net sales	737,766	8.5	680,223	3.4	1,372,243
Operating income	38,231	(3.0)	39,416	(1.3)	76,638
Recurring income	38,854	(2.4)	39,801	2.3	77,316
Net income	19,854	(4.5)	20,779	19.1	23,659
Net income per share (yen)	29.21		30.13		33.80
Fully diluted net income per share (yen)	-		-		-

(1) Gain (loss) from investments in subsidiaries and affiliates accounted for by the equity method:
As of July 31, 2005 59 million yen As of July 31, 2004 (48) million yen As of Jan. 31, 2005 (107) million yen
(2) Average number of outstanding shares (consolidated) during the period:
As of July 31, 2005 679,750,512 shares As of July 31, 2004 689,715,782 shares As of Jan. 31, 2005 686,079,543 shares
(3) Changes to accounting principles: Yes
(4) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.
(5) As no share options exist in the interim, no figure is recorded for fully diluted net income per share.

2) Consolidated Financial Position

	Millions of yen		
	Feb. 1, 2005 – July 31, 2005	Feb. 1, 2004 – July 31, 2004	Feb. 1, 2004 – Jan. 31, 2005
Total assets	1,050,477	1,169,448	1,140,231
Shareholders' equity	656,406	673,157	666,475
Equity ratio (%)	62.5%	57.6%	58.5%
Shareholders' equity per share (yen)	985.09	982.09	979.40

Outstanding shares (consolidated) at the end of July 31, 2005 666,340,341 shares
Outstanding shares (consolidated) at the end of July 31, 2004 685,434,098 shares
Outstanding shares (consolidated) at the end of January 31, 2005 680,010,723 shares

3) Consolidated Cash Flows

	Millions of yen		
	Feb. 1, 2005 – July 31, 2005	Feb. 1, 2004 – July 31, 2004	Feb. 1, 2004 – Jan. 31, 2005
Net cash provided by operating activities	(31,382)	25,103	50,992
Net cash used in investing activities	31,649	(4,484)	(32,507)
Net cash used in financing activities	(84,413)	(48,889)	(61,141)
Cash and cash equivalents at end of period	95,457	193,960	179,712

4) Consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries	94
Number of non-consolidated subsidiaries accounted for by the equity method	-
Number of affiliates accounted for by the equity method	5

5) Changes in the scope of consolidation and companies accounted for by the equity method

Consolidated subsidiaries	(Newly included)	3	(Excluded)	2
Companies accounted for by the equity method	(Newly included)	1	(Excluded)	-

2. Consolidated Results Forecast for the Year Ending January 31, 2006

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share (yen)
Full year	1,490,000	80,000	41,500	62.28

Appendix 1: Results Summary

First half results summary for the year ending January 31, 2006

Millions of yen

Consolidated	Feb.1, 2004 - July 31, 2004	Feb.1, 2005 - July 31, 2005	YOY (%)	Forecast for year to Jan. 2006	YOY (%)
Net sales	680,223	737,766	108.5	1,490,000	108.6
Gross profit	137,160	141,811	103.4	290,000	105.9
SG&A expenses	97,743	103,579	106.0	210,000	106.6
Operating income	39,416	38,231	97.0	80,000	104.4
Recurring income	39,801	38,854	97.6	80,000	103.5
Extraordinary income (loss)	127	(4,183)	-	(5,000)	-
Net income	20,779	19,854	95.5	41,500	175.4
Total orders	704,964	734,599	104.2	1,516,000	113.0
Accumulated orders	629,571	570,790	90.7	599,956	104.5

Millions of yen

Non-consolidated	Feb.1, 2004 - July 31, 2004	Feb.1, 2005 – July 31, 2005	YOY (%)	Forecast for year to Jan. 2006	YOY (%)
Net sales	539,093	560,933	104.1	1,140,000	105.0
Gross profit	113,691	110,985	97.6	230,000	101.7
SG&A expenses	81,912	83,261	101.6	168,000	101.7
Operating income	31,778	27,723	87.2	62,000	101.8
Recurring income	32,978	30,046	91.1	63,000	100.9
Extraordinary income (loss)	158	(4,152)	-	(5,000)	-
Net income	19,021	15,485	81.4	33,500	171.9
Total orders	563,641	561,218	99.6	1,160,000	110.5
Accumulated orders	632,234	565,356	89.4	585,070	102.4

Key management indicators

Consolidated	Year to Jan. 2002	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006 (1H)
Net income per share (yen)	(125.11)	48.71	53.30	33.80	29.21
Shareholders' equity per share (yen)	883.16	911.01	959.96	979.40	985.09
Operating profit margin (%)	5.72%	5.59%	6.06%	5.58%	5.18%
ROE (%)	(13.21)%	5.43%	5.75%	3.55%	6.00%
ROA (%) *1	5.65%	5.90%	6.79%	6.84%	7.22%

R & D expenditures (million yen)	7,553	5,523	5,259	5,793	3,087
Capital expenditure (Consolidated) (million yen)	16,003	19,302	16,695	36,225	11,712
Capital expenditure (Non-consolidated) (million yen)	10,545	14,296	9,374	27,488	10,128
Depreciation expense (Consolidated) (million yen)	13,085	11,882	11,298	11,553	5,180
Depreciation expense (Non-consolidated) (million yen)	11,186	9,951	9,362	9,424	3,953
Housing construction share	5.2%	5.0%	5.0%	4.7%	4.7%
Referred order ratio*2	62.2%	63.4%	53.8%	49.4%	47.0%
Average house price (1,000 yen)	30,724	29,605	29,697	29,336	29,784
Sekiwa Real Estate participation rate *3	69.5%	72.8%	75.4%	76.5%	77.3%
Occupancy rate of above rate	95.7%	95.6%	95.0%	94.9%	95.2%
Display home locations (end of period)	653	602	561	551	554

*1 ROA: Return on Assets = (Operating income + interest received)/ Total assets
*2 Referred orders / total orders
*3 Percentage of *Sha Maison* (rental housing) projects in which leasing and administration is contracted to Sekiwa Real Estate group companies

Appendix 2-1: Segment Breakdown

Consolidated

Results for year ended Jan. 2006 (1H)	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	*Millions of yen*	%			*Millions of yen*	%
Built to Order Housing	341,948	46.5	358,083	48.5	23.9	10.4	396,367	69.5
Real Estate for Sales	172,836	23.5	169,347	23.0	16.0	5.9	83,504	14.6
Real Estate for Leasing	144,454	19.7	144,454	19.6	11.4	4.7	-	-
Other Business	75,359	10.3	65,880	8.9	20.6	2.6	90,918	15.9
Consolidated	734,599	100.0	737,766	100.0	19.2	5.2	570,790	100.0

Results for year ended Jan. 2005 (1H)	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	*Millions of yen*	%			*Millions of yen*	%
Built to Order Housing	372,180	52.8	353,415	52.0	25.7	11.8	464,235	73.8
Real Estate for Sales	136,505	19.4	133,318	19.6	15.5	4.1	95,940	15.2
Real Estate for Leasing	134,953	19.1	134,953	19.8	10.4	3.8	-	-
Other Business	61,325	8.7	58,536	8.6	21.0	3.1	69,396	11.0
Consolidated	704,964	100.0	680,223	100.0	20.2	5.8	629,571	100.0

Forecast for year ending Jan. 2006	Orders		Sales		Gross profit ratio	Operating margin	Accumulated orders	
	Millions of yen	%	*Millions of yen*	%			*Millions of yen*	%
Built to Order Housing	702,000	46.3	715,000	48.0	23.9	10.4	399,502	66.6
Real Estate for Sales	366,000	24.2	353,000	23.7	17.0	6.5	93,015	15.5
Real Estate for Leasing	290,000	19.1	290,000	19.5	10.8	4.6	-	-
Other Business	158,000	10.4	132,000	8.8	21.0	3.0	107,439	17.9
Consolidated	1,516,000	100.0	1,490,000	100.0	19.5	5.4	599,956	100.0

Appendix 2-2: Segment Breakdown

Non-consolidated

Feb.1, 2005 – July 31, 2005	Orders			Sales				GPR	OM	Accumulated orders		
	Value	%	Buildings	Value	%	Buildings	Units			Value	%	Units
Built to Order Housing	**339,386**	**60.5**	**10,358**	**356,086**	**63.5**	**11,131**	**23,650**	**22.7**	**9.7**	**396,982**	**70.2**	**11,735**
Steel frame	194,156		6,463	193,647		6,503	6,578	-	-	198,572		6,387
Wood frame	44,925		1,385	41,380		1,307	1,317	-	-	50,048		1,526
Low rise apartments	100,304		2,510	121,058		3,321	15,755	-	-	148,362		3,822
Real Estate for Sales	**165,213**	**29.4**	**2,459**	**159,704**	**28.4**	**2,230**	**3,040**	**16.4**	**6.1**	**80,371**	**14.2**	**1,540**
Steel frame	56,871		2,065	53,096		1,907	2,079	-	-	33,613		1,275
Wood frame	12,590		394	9,841		310	310	-	-	7,814		265
Condominiums	22,181		-	24,482		13	651	-	-	14,557		-
Land	73,570		-	72,283		-	-	-	-	24,387		-
Real Estate for Leasing	**4,905**	**0.9**	**-**	**4,905**	**0.9**	**-**	**-**	**22.2**	**20.7**	**-**	**-**	**-**
Other Business	**51,712**	**9.2**	**75**	**40,236**	**7.2**	**62**	**753**	**7.3**	**(2.4)**	**88,002**	**15.6**	**326**
RC contracts	23,660		75	12,005		62	753	-	-	59,203		326
Exteriors	25,021		-	25,059		-	-	-	-	28,494		-
Remodeling	3,031		-	3,171		-	-	-	-	305		-
Total	**561,218**	**100.0**	**12,892**	**560,933**	**100.0**	**13,423**	**27,443**	**19.8**	**4.9**	**565,356**	**100.0**	**13,601**

Feb.1, 2004 – July 31, 2004	Orders			Sales				GPR	OM	Accumulated orders		
	Value	%	Buildings	Value	%	Buildings	Units			Value	%	Units
Built to Order Housing	**371,094**	**65.8**	**11,824**	**351,646**	**65.2**	**11,163**	**24,156**	**24.6**	**11.4**	**465,276**	**73.6**	**14,341**
Steel frame	209,066		7,141	191,504		6,466	6,742	-	-	223,828		7,482
Wood frame	43,774		1,368	37,788		1,190	1,214	-	-	49,456		1,544
Low rise apartments	118,252		3,315	122,354		3,507	16,200	-	-	191,991		5,315
Real Estate for Sales	**130,594**	**23.2**	**2,411**	**127,374**	**23.6**	**2,065**	**2,883**	**15.7**	**4.1**	**91,763**	**14.5**	**1,529**
Steel frame	54,961		2,108	47,155		1,786	1,848	-	-	34,409		1,327
Wood frame	8,791		303	7,885		260	261	-	-	5,302		202
Condominiums	15,716		-	20,174		19	774	-	-	20,760		-
Land	51,125		-	52,159		-	-	-	-	31,292		-
Real Estate for Leasing	**4,607**	**0.8**	**-**	**4,607**	**0.9**	**-**	**-**	**1.4**	**(0.1)**	**-**	**-**	**-**
Other Business	**57,345**	**10.2**	**84**	**55,464**	**10.3**	**52**	**990**	**13.1**	**0.9**	**75,194**	**11.9**	**275**
RC contracts	11,247		84	13,187		52	990	-	-	40,988		275
Exteriors	25,418		-	22,310		-	-	-	-	27,474		-
Remodeling	20,679		-	19,965		-	-	-	-	6,732		-
Total	**563,641**	**100.0**	**14,319**	**539,093**	**100.0**	**13,280**	**28,029**	**21.1**	**5.9**	**632,234**	**100.0**	**16,145**

Forecast for year ending Jan. 2006	Orders			Sales				GPR	OM	Accumulated orders		
	Value	%	Buildings	Value	%	Buildings	Units			Value	%	Units
Built to Order Housing	**699,000**	**60.3**	**21,350**	**713,000**	**62.5**	**22,000**	**45,800**	**22.8**	**9.9**	**399,682**	**68.3**	**11,858**
Steel frame	398,000		13,250	390,000		13,000	13,200			206,063		6,677
Wood frame	91,000		2,800	86,000		2,700	2,700			51,503		1,548
Low rise apartments	210,000		5,300	237,000		6,300	29,900			142,116		3,633
Real Estate for Sales	**345,000**	**29.7**	**5,050**	**334,000**	**29.3**	**4,867**	**6,550**	**17.5**	**7.0**	**85,861**	**14.7**	**1,518**
Steel frame	116,000		4,200	113,000		4,100	4,200			32,838		1,217
Wood frame	27,000		850	23,000		730	750			9,065		301
Condominiums	53,000		-	53,000		37	1,600			16,858		-
Land	149,000		-	145,000		-	-			27,100		-
Real Estate for Leasing	**10,000**	**0.9**	**-**	**10,000**	**0.9**	**-**	**-**	**15.0**	**13.2**	**-**	**-**	**-**
Other Business	**106,000**	**9.1**	**180**	**83,000**	**7.3**	**133**	**1,500**	**8.0**	**(1.1)**	**99,527**	**17.0**	**360**
RC contracts	49,000		180	27,000		133	1,500			69,548		360
Exteriors	51,000		-	50,000		-	-			29,532		-
Other	6,000		-	6,000		-	-			447		-
Total	**1,160,000**	**100.0**	**26,580**	**1,140,000**	**100.0**	**27,000**	**53,850**	**20.2**	**5.4**	**585,070**	**100.0**	**13,736**

Appendix 3: Summary of Subsidiaries and Affiliates

(Upper) This term
(Lower) Previous term
Millions of yen

	Sales	GPM	SG&A	Operating income	Recurring income	Extraordinary income	Extraordinary loss	Net income	Total assets	Shareholder's Equity	Interest-bearing debt
Sekisui House	**560,933**	**110,985**	**83,261**	**27,723**	**30,046**	**396**	**4,548**	**15,485**	**926,438**	**611,345**	**-**
	539,093	113,691	81,912	31,778	32,978	4,699	4,540	19,021	1,016,843	634,521	30,002
Sekiwa Real Estate (Consolidated)	**52,077**	**7,128**	**4,952**	**2,175**	**2,196**	**676**	**1**	**1,762**	**42,401**	**15,549**	**-**
	48,024	6,590	4,395	2,195	2,232	57	0	1,265	40,276	13,973	-
Sekiwa Real Estate Tohoku	**9,978**	**1,092**	**720**	**371**	**377**	**-**	**0**	**221**	**8,964**	**2,048**	**-**
	8,663	882	649	232	237	-	0	135	8,604	1,561	-
Sekiwa Real Estate Chubu (Consolidated)	**40,685**	**4,919**	**3,012**	**1,907**	**1,908**	**-**	**29**	**1,085**	**30,898**	**9,471**	**-**
	36,702	3,698	2,628	1,069	1,057	-	-	606	30,985	9,439	-
Sekiwa Real Estate Kansai (Consolidated)	**29,889**	**3,866**	**2,707**	**1,158**	**1,179**	**120**	**-**	**783**	**34,290**	**21,351**	**-**
	25,328	3,537	2,613	923	949	-	-	527	35,197	20,770	-
Sekiwa Real Estate Chugoku	**8,583**	**1,655**	**1,109**	**546**	**551**	**10**	**2**	**326**	**10,023**	**3,307**	**-**
	7,608	1,518	1,020	498	504	0	1	288	9,283	2,805	-
Sekiwa Real Estate Kyusyu	**8,726**	**1,019**	**764**	**254**	**245**	**-**	**-**	**144**	**5,342**	**1,543**	**-**
	8,268	979	694	285	281	-	5	154	5,072	1,345	-
Sekiwa Real Estate Sapporo	-	-	0	(0)	(0)	-	-	(0)	51	49	-
	-	-	-	-	-	-	-	-	-	-	-
Sekiwa Real Estate Subtotal	**149,940**	**19,681**	**13,267**	**6,414**	**6,457**	**806**	**34**	**4,323**	**131,972**	**53,322**	**-**
	134,595	17,207	12,001	5,205	5,263	58	7	2,977	129,420	49,896	-
Sekiwa Construction & 69 other companies	**113,789**	**6,751**	**3,800**	**2,951**	**3,093**	**14**	**23**	**1,729**	**58,443**	**25,851**	**-**
	104,681	6,158	3,877	2,280	2,387	220	23	1,481	55,681	23,013	-
Kobe Rokko Island	**3,561**	**532**	**6**	**526**	**526**	**19,841**	**-**	**20,368**	**50**	**50**	**-**
	441	17	47	(29)	(29)	-	-	(29)	7,757	(16,949)	9,549
Nishinomiya Marina City	**106**	**(0)**	**2**	**(2)**	**(2)**	**-**	**-**	**(2)**	**604**	**(13,522)**	**-**
	425	13	0	12	12	-	-	12	845	(13,517)	-
Sekisui House Remodeling	**19,716**	**4,236**	**3,658**	**577**	**711**	**-**	**-**	**376**	**7,694**	**1,421**	**-**
	-	-	-	-	-	-	-	-	-	-	-
SGM Operation	**1,294**	**144**	**104**	**39**	**34**	**7**	**0**	**22**	**2,361**	**1,339**	**-**
	1,258	172	119	53	48	10	-	29	2,323	1,300	-
Sekisui House Umeda Operation	**4,358**	**954**	**738**	**216**	**217**	**-**	**2**	**125**	**2,960**	**609**	**-**
	3,939	944	745	198	196	-	5	111	2,846	456	-
Sekiha, Ltd.	**641**	**68**	**47**	**21**	**23**	**0**	**-**	**12**	**1,194**	**590**	**-**
	593	51	44	7	6	-	-	1	1,194	571	-
7 Other Companies	**6,392**	**892**	**576**	**315**	**303**	**11**	**11**	**176**	**7,284**	**2,764**	**-**
	5,865	751	539	211	197	14	12	110	6,734	2,374	-
Gross	**860,733**	**144,248**	**105,463**	**38,784**	**41,411**	**21,079**	**4,621**	**42,615**	**1,139,005**	**683,774**	**-**
	790,894	139,006	99,288	39,718	41,061	5,002	4,588	23,717	1,223,646	681,668	39,552
Eliminations and others	**(122,966)**	**(2,436)**	**(1,884)**	**(552)**	***1 (2,556)**	**(20,682)**	**(41)**	**(22,761)**	**(88,528)**	**(27,367)**	**-**
	(110,670)	(1,845)	(1,544)	(301)	(1,260)	(303)	(17)	(2,937)	(54,198)	(8,510)	-
Consolidated	**737,766**	**141,811**	**103,579**	**38,231**	**38,854**	**396**	**4,580**	**19,854**	**1,050,477**	**656,406**	**-**
	680,223	137,160	97,743	39,416	39,801	4,699	4,571	20,779	1,169,448	673,157	39,552
Consolidated/ Non-consolidated	**1.32**	**1.28**	**1.24**	**1.38**	**1.29**	**1.00**	**1.01**	**1.28**	**1.13**	**1.07**	**-**
	1.26	1.21	1.19	1.24	1.21	1.00	1.01	1.09	1.15	1.06	1.32

*1 59 million yen, income from investments in subsidiaries and affiliates for by the equity method, is included.

APPENDIX 4: BREAKDOWN OF SALES BY TYPE OF BUILDING

	Feb.1, 2005 – July 31, 2005	Feb.1, 2004 – July 31, 2004	Difference (%)
Housing – Total			
Units	**27,443**	**28,029**	**(2.1)**
Buildings	**13,401**	**13,271**	**1.0**
Square meters	**2,297,292**	**2,276,929**	**0.9**
Millions of yen	**475,057**	**480,960**	**(1.2)**
Detached Houses – Total			
Units	10,284	10,065	2.2
Buildings	10,027	9,702	3.3
Square meters	1,429,928	1,384,757	3.3
Millions of yen	323,025	306,644	5.3
Detached Houses – Steel Framed			
Units	8,657	8,590	0.8
Buildings	8,410	8,252	1.9
Square meters	1,193,091	1,171,690	1.8
Millions of yen	271,803	260,970	4.2
Detached Houses – Wood Framed			
Units	1,627	1,475	10.3
Buildings	1,617	1,450	11.5
Square meters	236,837	213,066	11.2
Millions of yen	51,222	45,673	12.1
Multiple Dwelling Houses – Total			
Units	17,159	17,964	(4.5)
Buildings	3,374	3,569	(5.5)
Square meters	867,364	892,172	(2.8)
Millions of yen	148,860	154,350	(3.6)
Multiple Dwelling – Low-rise Apartments			
Units	15,755	16,200	(2.7)
Buildings	3,321	3,507	(5.3)
Square meters	763,723	771,132	(1.0)
Millions of yen	121,058	122,354	(1.1)
Multiple Dwelling – Condominiums			
Units	1,404	1,764	(20.4)
Buildings	53	62	(14.5)
Square meters	103,641	121,039	(14.4)
Millions of yen	27,801	31,996	(13.1)
Remodeling *1			
Millions of yen	3,171	19,965	(84.1)

Non-Housing			
Buildings	22	9	144.4
Square meters	65,219	9,078	618.4
Millions of yen	8,686	1,365	536.3

*1 From current interim period, sales of the remodeling operations (19,684 million yen), which were passed to Sekisui House Remodeling, Ltd. are excluded.

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of 94 subsidiaries, 5 affiliates. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classify each business division as they are classified in the 'Segment Information' section.

(1) Built to Order Housing Business

This division of the Company handles contracts and prefabricates steel, wooden, and concrete houses and low-rise apartments. The main affiliated companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Ltd., Sekiwa Construction Yokohama, Ltd., and Sekiwa Construction Osaka, Ltd.

(2) Real Estate for Sales Business

This division selling houses and real estate and designing and constructing housing on estate land.

The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Sapporo, Ltd.

(3) Real Estate for Leasing Business

This division leases and manages detached houses, low-rise apartments, condominiums, commercial buildings, shops etc.

The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Sapporo, Ltd.

(4) Other Business

This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main affiliated companies of this division are Sekisui House Remodeling, Ltd., Landtech Sekiwa, Ltd., and Greentechno Sekiwa, Ltd.



Housing materials supplier
Housing construction and exteriors
Broking and leasing real estate
Real estate-related services
Sekiha, Ltd.*
Almetax Manufacturing Co., Ltd.**
Sekiwa Construction Saitama, Ltd.*
68 other companies
SEKISUI DEUTSCHLAND BAU G.m.b.H.*
Sky Rail Service Co., Ltd.*
Rokko Island Cable Vision Co., Ltd.*
Rokko Island Energy Service Co., Ltd.**
And 1 other company
House Remodeling
Sekisui House Remodeling, Ltd.*
Nursing care services
Sekiwa Support Service, Ltd.*
Housing land developer
PFI Mizu to Midori no Kenko-toshi, Ltd.**
Housing publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd.*
supply of materials
Sekisui House, Ltd.
Leasing of real estate
Housing Construction
Settlement
Mortgage loans
The Mortgage Corporation of Japan, Ltd.**
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* and 6 other companies
Sekiwa Kanri, Ltd.* and 4 other companies
Kobe Rokko Island Co., Ltd.*
Nishinomiya Marina City Development Co., Ltd.*
SGM Operation Co., Ltd.* and 2 other companies
Trade of real estate
Construction of commercial buildings, house remodeling
Loaning out
Payment
Housing Construction
House Remodeling
Leasing of real estate
Trade of real estate
Leasing of real estate
Customer
Real Estate for Leasing
Real Estate for Sales
Other Business
Built to Order Housing
* Consolidated subsidiary
** Related company, accounted for by the equity method

Major Subsidiaries and Affiliates

Name	Capital (Millions of yen)	Main business	Percentage owned	Serving directors	Transactions
Kobe Rokko Island Co., Ltd.	1,000	Real Estate for Sales	61.8%	Director 1 Executives 2 Transfer 2	Co-development company for Rokko Island City project
Nishinomiya Marina City Development Co., Ltd.	400	Same as above	100.0%	Directors 3 Executives 2 Employee 1	Co-development company for Nishinomiya Marina City project
SGM Operation Co., Ltd.	418	Real Estate for Leasing	100.0%	Directors 2 Executives 2 Transfer 2	Consignment of real estate management and sales of housing-related equipment
Sekiwa Real Estate, Ltd.	1,668	Real Estate for Leasing & Sales	100.0%	Directors 3 Transfer 11	Management and brokerage of real estate
Sekiwa Real Estate Kansai, Ltd.	5,829	Same as above	100.0%	Directors 3 Transfer 11	Same as above
Sekiwa Real Estate Chubu, Ltd.	1,368	Same as above	100.0%	Director 1 Executives 2 Transfer 10	Same as above
Sekiwa Real Estate Chugoku, Ltd.	379	Same as above	100.0%	Director 1 Transfer 7	Same as above
Sekiwa Real Estate Kyushu, Ltd.	263	Same as above	100.0%	Directors 2 Transfer 7	Same as above
Sekiwa Real Estate Tohoku, Ltd.	200	Same as above	100.0%	Directors 2 Executive 1 Transfer 5	Same as above
Sekiwa Real Estate Sapporo, Ltd.	50	Same as above	100.0%	Director 1 Transfer 2	Same as above
Sekisui House Remodeling, Ltd.	100	Other Business	100.0%	Directors 2 Executive 1 Employee 1	Contact remodeling
Sekisui House Umeda Operation Co., Ltd.	100	Real Estate for Leasing	100.0%	Directors 2 Employees 3	Consignment of real estate management
Sekiha, Ltd.	480	Built to Order Housing	100.0%	Directors 2 Executive 1 Employee 1	Buying and selling housing materials
Greentechno Sekiwa, Ltd.	100	Other Business	100.0%	Transfer 6 Employee 1	Exterior and gardening construction
Landtech Sekiwa, Ltd.	60	Same as above	100.0%	Employees 14	Foundation investigation and surveys
Sekiwa Construction Saitama, Ltd.	40	Built to Order Housing	100.0%	Executive 1 Employees 7 Transfer 4	Foundation and construction work

1. The main business of each company is recorded in line with the revised business categories of Sekisui House.
2. Effective February 1, 2005, the Company implemented and exchange of shares designed to make Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd. wholly owned subsidiaries of the Company.

Management Policy & Results

1. Management Policy

Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of `love of humanity` by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction and we must also fulfill our obligations as a corporate citizen while considering the stability and investment required to ensure continued long term growth while making determined efforts to expand our business.

Profit distribution policy

Since the year ended January 1988 we have continued a policy of paying a stable dividend of 18 yen per share to shareholders. We have also on occasion paid special and commemorative dividends, after taking into consideration the overall condition and profitability of the company, and capital requirements for expansion. In addition we have at times bought back and cancelled shares in the company in order to improve capital efficiency and raise long- term returns to shareholders.

For our future profit-sharing policy, we have decided to raise annual dividend payments by 2 yen, to 20 yen per share, from the fiscal year ending January 31, 2006 on, at which level we wish to continue our policy of paying a stable dividend to our shareholders. As a result, we increased the FY 2005 interim cash dividend to 10 yen per share.

We will also continue to compensate our shareholders aggressively in proportion to earnings growth. In this, we will take a cash-flow-conscious approach, while retaining the flexibility with which to respond swiftly to such requirements as front-loaded investment in marketing operations, R&D spending and capital expenditures.

Policy on reduction of the share-trading unit

While we recognize the importance of expanding our shareholder base by making it easier for individuals to participate as shareholders, we also recognize that Sekisui House shares maintain good liquidity. We intend to monitor factors such as trends among individual investors and the demands of the market, and will continue to weigh the cost and benefits of a reduction in our share-trading unit.

Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in Return on Assets and ROE. In terms of numerical targets, while raising profitability we aim to reduce total assets and through also raising asset turnover we target a Return on Assets of 10%.

Medium term business strategy

In October 2004, we announced a new medium-term management vision, the *S-Project.* Having completed a series of initiatives directed at strengthening the financial position of the Group, including early application of accounting entries for impairment of fixed assets by the fiscal 2004 year-end, we are now moving towards a management style that places renewed emphasis on growth.

As we aim for group sales of 2 trillion yen with operating income of 200 billion yen by the end of January 2009, we intend to improve the competitiveness of our products and expand our core businesses via front-loaded investment in marketing operations, through such measures as intensive allocation of personnel. We also plan to reorganize and augment our group structure, through measures that include making the six Sekiwa Real Estate companies wholly owned subsidiaries and the corporate separation of our remodeling business. In addition, we are entering what is for us a new business area with our *MAST* brand of small-scale, built-for-sale houses featuring completely new specifications.

Corporate governance and related initiatives

In order to boost the confidence of all of our stakeholders, we intend to implement efficient and honest management, based on our fundamental philosophy of "love of humanity", and in accordance with our corporate philosophies of "truth and trust," "superior quality and leading technology," and "comfortable housing and ecologically sound communities." To this end, we have positioned corporate governance as an important management task, and are working towards the establishment of an appropriate governance system.

1. Management structure and internal control systems

In April 2002, we introduced an executive officer system and reduced the number of directors to half, in order to clearly define management responsibilities and facilitate execution of business. As a rule, we hold a meeting of the Board of Directors once a month and a meeting of executive officers every other month, while executive officers report to the Board of Directors on a quarterly basis concerning business execution progress. Also, we have adopted a corporate auditor system instead of the so-called "committee" system. In accordance with the auditing policy and duty assignments established by the Board of Corporate Auditors, corporate auditors conduct on-site inspections and other activities in cooperation with the Auditing Department, which specializes in internal auditing; they also attend meetings of the Board of Directors and other important meetings.

2. Measures to promote CSR and compliance

We established our "Code of Conduct" and "Corporate Ethics Guidelines" in 2003. These guidelines are based on our belief that adhering to strict compliance measures is a fundamentally important part of our business activities, because it will allow us to earn the trust of our customers and of society as a whole and thus achieve more efficient management of the company.

In line with this, the afore-mentioned new medium-term management vision the *S-Project* is not merely a vision of sales and profit growth. It is a fundamental aspect of our management, driven by CSR (corporate social responsibility). Guided by the *S-Project*, we intend to fulfill our corporate responsibilities to all stakeholders, in concert with a commitment to improving the three inter-related aspects of CS (Customer Satisfaction), SS (Shareholder Satisfaction) and ES (Employee Satisfaction), in a manner that reflects our position as a leader in the housing industry.

In February 2005, we reorganized our In-house Compliance Committee as a CSR Committee, incorporating into it such outside resources as a corporate officer, a business management expert and a legal professional. At the same time, we established a CSR Office that handles the administrative tasks for the Committee independently and exclusively. In this manner, we are both reinforcing and broadening the oversight of corporate social responsibility.



Shareholders' meeting
Board meeting
(13 members)
(Administration: Legal Dept.)
Board of Corporate Auditors
(4 members,
including 2 outside auditors)
CSR Committee
(17 members, including 3
members from outside)
(Administration: CSR Office)
Representative Director
Board of executive officers
(27 members)
Auditing Dept.
Legal Dept.
CSR Office
Each Department
Accounting Dept.
Dept. of Administrative
of Subsidiaries
Subsidiaries
Public Relations Dept.
(In charge of disclosure)

2. Business Results

During the first half of fiscal 2005 the Japanese economy started to show some visible indications of recovery as corporate profits fared relatively strong and income of wage earners increased gradually. Active investing in blue-chip properties continued mainly in the Tokyo metropolitan area. Nevertheless, economic statistics experienced ups and downs on the back of the rise in oil and steel prices that started last year. Overall, the Japanese economy remained under a tough environment.

The housing market was also difficult overall. First time buyers' motivation was relatively strong as housing prices were close to bottoming out with the percentage land price decrease moderating, and interest rates remained low. However, demand from owner-occupiers stayed sluggish, as the motivation of middle-aged customers, who account for the majority of secondary acquisitions for rebuilding, failed to show a major turnaround.

Against this backdrop, we took a series of actions designed to reinforce the built to order housing business and peripheral businesses, including the enhancement of corporate resilience and marketing expertise, and consolidation of the product line in a way to meet the market needs.

Out of our sincere wish to be a leading creator of homes and environments, who contributes to the building of a sustainable society through the supply of housing that meets customer satisfaction, we published a "Declaration of Sustainability" this April, the first in the construction industry. Together with *S-Project*, the medium-term management vision we announced in October 2004, the sustainability vision expressed in the declaration will guide the course of management that we will pursue.

We have remained committed to the preservation of the environment. The waste management system, for which we became the first in the construction industry to be authorized by the Minister of the Environment to dispose of construction site waste across administrative boundaries, enabled us to achieve "zero" emissions (landfill and simple incineration) at construction sites of new houses in July 2005.

Built to Order Housing Business

In our built to order housing business, we have put continued efforts into driving a series of measures designed to enhance our marketing expertise, including the pursuit of a consulting sales model. We also launched a built-to-order line that gives customers an improved freedom in design and details of appearance, thus laying the foundation for our lifestyle solution business model. In the rental housing business, we put onto the market a "*Sakura* Style" line, specifically designed to meet the demands of single for comfort, fashionability and security.

Real Estate for Sales Business

In our real estate for sales business we actively purchased land for sale, furthered the ongoing drive to boost sales to first time buyers, and started sales of quality housing complexes with enhanced security and disaster-prevention features.

Real Estate for Leasing Business

In our real estate for leasing business we acquired full ownership of the six Sekiwa Real Estate companies in February 2005, with a view to maximizing synergies with the Sekisui House Group. This move led to brisk performance of block leasing and management of leasing properties. Resources were dedicated to strengthening the proposal capacity of our leasing business, including pushing ahead with further establishing and boosting the popularity of the *MAST* brand (Sekiwa Real Estate companies' vehicle for block leasing and management of leasing properties), aiming to secure stable tenants.

Other Businesses

As part of our promotion of customer satisfaction to provide our customers with comfortable residences over the long term, we are putting major efforts into our exterior and home remodeling businesses as we strive to create an organization that can provide comprehensive and high quality homes.

As a result of the above, consolidated orders in the first half of 2005 reached 734,599 million yen. Consolidated net sales totaled 737,766 million yen, an increase of 8.5% compared to the same period of the previous fiscal year. However, consolidated operating income declined 3.0% to 38,231 million yen, and consolidated recurring income decreased 2.4% to 38,854 million yen. Consolidated net income dropped 4.5% to 19,854 million yen.

3. Financial position

Operating cash flow declined substantially year-on-year. Its factor that affected the showing was the aggressive acquisition of land for sale to strengthen the real estate for sales business.

Cash flow from investment activities increased substantially from the previously comparable period, due chiefly to the sale of our national government bonds that were being held to manage our surplus funds.

Cash flow from financing activities declined significantly from the previously comparable period. A share buyback of over 42,840,000 shares was implemented for a total sum of 46,472 million yen. Besides, we redeemed 30,000 million yen straight bonds.

As a result, cash and cash equivalents at the end of the period decreased 84,254 million yen compared to the end of the previous fiscal year to 95,457 million yen.

	Year to Jan. 2002	Year to Jan. 2003	Year to Jan. 2004	Year to Jan. 2005	Year to Jan. 2006 (1H)
Equity ratio (%)	48.0	51.3	56.6	58.5	62.5
Equity ratio based on market price (%)*	50.1	48.4	61.2	71.6	72.0
Debt service coverage ratio (years)	4.2	3.1	0.7	0.8	-
Interest coverage ratio (times)**	16.1	20.0	61.8	70.9	-

* Equity ratio based on market price = market capitalization / total assets

** Interest coverage ratio = operating cash flow / interest paid

4. Outlook

On the understanding that the economy has stalled but the worst has passed, we intend to push aggressive marketing programs in order to achieve the growth strategy laid out in the medium-term management vision *the S-Project*.

Specifically, we plan to increase the number of sales people and help them sharpen their skills in order to boost sales of detached houses and *Sha-Maison* rental housing, our top priorities. We also intend to shift more resources to our peripheral businesses including exteriors.

To tap into growing opportunities the real estate for sales business has to offer, we intend to develop quality housing complexes that are safe, secure and comfortable, thereby boosting our earnings.
To counteract the worrying rise in the prices of raw materials, we will implement thorough cost-cutting measures based on a review of our designs and construction techniques, as well as stricter process controls. These measures will improve profitability without sacrificing our market competitiveness.

We forecast consolidated sales for Fiscal 2005 of net sales of 1,490 billion yen (up 8.6% year-on-year), operating income of 80 billion (up 4.4%), recurring income of 80 billion yen (up 3.5%), and net income of 41.5 billion yen (up 75.4%).

CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2005	As of Jan. 31, 2005	Difference	%	As of July 31, 2004
Assets	**1,050,477**	**1,140,231**	**(89,754)**	**(7.9)**	**1,169,448**
Current assets	**684,584**	**734,449**	**(49,865)**	**(6.8)**	**678,959**
Cash and deposits	94,556	179,512			193,360
Notes and accounts receivable	87,024	82,570			87,750
Marketable securities	1,672	1,250			3,123
Inventories	403,807	362,585			310,386
Deferred income taxes	71,753	85,051			61,069
Other current assets	27,336	25,116			25,131
Allowance for doubtful accounts	(1,567)	(1,636)			(1,862)
Fixed assets	**365,892**	**405,781**	**(39,889)**	**(9.8)**	**490,489**
Tangible fixed assets	**190,607**	**184,221**	**6,386**	**3.5**	**261,098**
Buildings and structures	89,120	86,480			114,920
Machinery and vehicles	11,521	11,609			11,988
Tools and equipment	5,573	5,294			4,974
Land	81,612	77,268			124,468
Construction in progress	2,779	3,569			4,747
Intangible fixed assets	**6,001**	**6,004**	**(3)**	**(0.0)**	**6,223**
Investments and other assets	**169,284**	**215,555**	**(46,271)**	**(21.5)**	**223,166**
Investments in securities	84,728	128,850			119,522
Long-term loans receivable	41,341	43,981			44,719
Deferred income taxes	8,724	7,475			24,230
Other investments and other assets	35,800	36,674			36,233
Less allowance for doubtful accounts	(1,310)	(1,426)			(1,537)
Total Assets	**1,050,477**	**1,140,231**	**(89,754)**	**(7.9)**	**1,169,448**

Millions of yen

	As of July 31, 2005	As of Jan. 31, 2005	Difference	%	As of July 31, 2004
Liabilities	**393,721**	**452,314**	**(58,593)**	**(13.0)**	**474,332**
Current liabilities	**308,577**	**354,422**	**(45,845)**	**(12.9)**	**334,037**
Notes and accounts payable	155,605	154,847			154,879
Current portion of long-term debt and notes	-	30,000			30,001
Accrued income taxes	5,694	19,485			3,942
Advances received	88,370	86,434			81,951
Allowance for bonuses	13,358	17,391			13,350
Allowance for compensation payments	1,795	1,896			1,884
Other current liabilities	43,752	44,368			48,027
Long term liabilities	**85,144**	**97,891**	**(12,747)**	**(13.0)**	**140,294**
Long-term debt	-	9,426			9,551
Allowance for accrued retirement benefits for employees	26,387	26,896			70,529
Allowance for accrued retirement benefits for directors, corporate auditors and executive officers	1,615	1,535			1,336
Allowance for exhibition at Japan International Expo	-	175			140
Deposits and guarantees	54,990	56,344			55,747
Consolidated adjustment account	279	345			427
Other long term liabilities	1,870	3,168			2,562
Minority interests	**349**	**21,441**	**(21,092)**	**(98.4)**	**21,959**
Shareholders' Equity	**656,406**	**666,475**	**(10,069)**	**(1.5)**	**673,157**
Paid-in capital	186,554	186,554			186,554
Additional paid-in capital	237,522	237,524			237,523
Retained earnings	269,068	259,773			263,062
Net unrealized holding gain (loss) on securities	11,513	13,169			10,861
Translation adjustment	(112)	(5)			(143)
Less treasury stock, at cost	(48,139)	(30,540)			(24,701)
Liabilities, Minority Interests, and Shareholders' Equity	**1,050,477**	**1,140,231**	**(89,754)**	**(7.9)**	**1,169,448**

CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2005 - July 31, 2005		Feb. 1, 2004 - July 31, 2004		Difference		Feb. 1, 2004 - Jan.31, 2005	
	Millions of yen	(%)	*Millions of yen*	(%)	*Millions of yen*	(%)	*Millions of yen*	(%)
Net sales	**737,766**	**100.0**	**680,223**	**100.0**	**57,543**	**8.5**	**1,372,243**	**100.0**
Cost of sales	595,955	80.8	543,063	79.8	52,892	9.7	1,098,520	80.1
Gross profit	141,811	19.2	137,160	20.2	4,651	3.4	273,723	19.9
Selling, general and administrative expenses	103,579	14.0	97,743	14.4	5,836	6.0	197,085	14.3
Operating income	38,231	5.2	39,416	5.8	(1,185)	(3.0)	76,638	5.6
Non-operating income	**2,943**	**0.4**	**2,508**	**0.4**	**435**	**17.3**	**5,454**	**0.4**
Interest and dividend income	1,304		1,221				2,765	
Equity in earnings of affiliates	59		-				-	
Miscellaneous income	1,579		1,286				2,688	
Non-operating loss	**2,320**	**0.3**	**2,124**	**0.3**	**196**	**9.2**	**4,776**	**0.4**
Interest and discount paid	115		315				535	
Equity in loss of affiliates	-		48				107	
Miscellaneous expenses	2,205		1,759				4,133	
Recurring income	**38,854**	**5.3**	**39,801**	**5.9**	**(947)**	**(2.4)**	**77,316**	**5.6**
Extraordinary income	**396**	**0.0**	**4,699**	**0.7**	**(4,303)**	**(91.6)**	46,606	3.4
Proceeds from sales of investments in securities	396		4,699				4,705	
Gain on the return of employee pension fund	-		-				41,901	
Extraordinary loss	**4,580**	**0.6**	**4,571**	**0.7**	**9**	**0.2**	**71,718**	**5.2**
Loss on evaluation of land held for sale	4,187		-				4,069	
Loss from sale or disposal of property, plant and equipment	383		4,571				5,762	
Loss on evaluation of securities	9		-				1,579	
Loss on impairment of assets	-		-				59,469	
Other	-		-				837	
Income before income taxes, minority interests and equity in earnings	**34,670**	**4.7**	**39,929**	**5.9**	**(5,259)**	**(13.2)**	**52,204**	**3.8**
Current income taxes	4,595	0.6	3,712	0.5	883	23.8	22,346	1.6
Deferred income taxes	10,196	1.4	13,924	2.1	(3,728)	(26.8)	5,104	0.4
Minority interests in earnings of subsidiaries	24	0.0	1,512	0.2	(1,488)	(98.4)	1,094	0.1
Net Income	**19,854**	**2.7**	**20,779**	**3.1**	**(925)**	**(4.5)**	**23,659**	**1.7**

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Millions of yen

	Feb. 1, 2005 - July 31, 2005		Feb. 1, 2004 - July 31, 2004		Feb. 1, 2004 - Jan. 31, 2005	
Capital surplus						
1.Capital surplus at beginning of period		237,524		237,523		237,523
2.Increase in capital surplus						
Gain on sale of treasury stock	-	-	0	0	1	1
3. Decrease in capital surplus						
Loss on sale of treasury stock	2	2	-	-	-	-
4.Capital surplus at end of period		**237,522**		**237,523**		**237,524**
Retained earnings						
1.Retained earnings at beginning of period		259,773		248,960		248,960
2.Increase in retained earnings						
Net income	19,854	19,854	20,779	20,779	23,659	23,659
3.Decrease in retained earnings						
Cash dividends paid	6,120		6,258		12,427	
Bonuses to directors, executive officers and corporate auditors	484		419		419	
Loss on sale of treasury stock	3,954	10,559	-	6,677	-	12,846
4.Retained earnings at end of period		**269,068**		**263,062**		**259,773**

CONSOLIDATED STATEMENT OF CASH FLOW

	Millions of yen		
	Feb. 1, 2005 – July 31, 2005	Feb. 1, 2004 – July 31, 2004	Feb. 1, 2004 – Jan. 31, 2005
Cash Flows From Operating Activities			
Income before income taxes and minority interests	34,670	39,929	52,204
Depreciation and amortization	5,180	5,542	11,553
Loss on impairment of assets	-	-	59,469
Gain on the return of employee pension fund	-	-	(41,901)
Provision for retirement benefits	(508)	(1,526)	(3,258)
Interest and dividend income	(1,304)	(1,221)	(2,765)
Interest expense	115	315	535
Equity in losses (earnings) of affiliates	(59)	48	107
Loss on revaluation of real estate held for sale	4,187	-	4,069
Loss on revaluation of securities	9	-	1,579
Increase in notes and accounts receivable	(4,453)	(7,713)	(2,532)
Increase in inventories and advance payments	(44,514)	(21,691)	(45,225)
Increase in notes and accounts payable	613	10,152	11,793
Increase in advances received	1,936	6,914	11,396
Other	(9,509)	(2,810)	(1,578)
Subtotal	**(13,637)**	**27,942**	**55,448**
Interest and dividends received	1,439	1,372	3,073
Interest paid	(219)	(492)	(719)
Income taxes paid	(18,964)	(3,718)	(6,809)
Net Cash Provided by Operating Activities	**(31,382)**	**25,103**	**50,992**
Cash Flows From Investing Activities			
Purchases of short-term investments	(561)	(195)	(235)
Proceeds from sales of short-term investments	624	500	1,929
Purchases of property, plant and equipment	(12,719)	(11,280)	(35,108)
Proceeds from sales of property, plant and equipment	99	1,021	1,219
Purchases of investments in securities	(11,159)	(7,014)	(12,267)
Proceeds from sales of investments in securities	52,877	10,606	10,221
Payment of advances	(924)	(961)	(2,485)
Income from collected loan	3,536	3,049	5,314
Other	(123)	(211)	(1,095)
Net Cash Used in Investing Activities	**31,649**	**(4,484)**	**(32,507)**
Cash Flows From Financing Activities			
Repayment of long-term debt	(1,552)	(20,123)	(20,249)
Repayment of bonds	(30,000)	(10,000)	(10,000)
Cash dividends paid	(6,120)	(6,258)	(12,427)
Cash dividend paid for minority interests	(404)	(422)	(541)
Purchases of treasury stock	(46,472)	(12,090)	(17,947)
Other	135	6	23
Net Cash Used in Financing Activities	**(84,413)**	**(48,889)**	**(61,141)**
Effect of exchange rate changes on cash and cash equivalents	**(107)**	**(44)**	**93**
Net decrease in cash and cash equivalents	**(84,254)**	**(28,314)**	**(42,563)**
Cash and cash equivalents at beginning of the year	**179,712**	**222,275**	**222,275**
Cash and cash equivalents at end of period	**95,457**	**193,960**	**179,712**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 94, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Sapporo, Ltd.

Changes in scope of consolidation

Increased: Sekiwa Real Estate Sapporo, Ltd., Sekiwa Support Service, Ltd., and MAST Clean Services, Ltd.

Decreased: Sekiwa Construction Fukushima, Ltd., and Sekiwa Construction Ehime-higashi, Ltd.

All 94 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

5 companies: Rokko Island Energy Service Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., The Mortgage Corp.of Japan, Ltd., Almetax Manufacturing Co., Ltd. and PFI Mizu to Midori no Kenko-toshi, Ltd.

Increased: PFI Mizu to Midori no Kenko-toshi, Ltd

Investment in 5 related companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The interim of fiscal year ends on September 30 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of July 31 and utilizes these accounts. The interim of year-end of SEKISUI DEUTSCHLAND BAU G.m.b.H. is June 30 and the Company uses these statements, adjusted as required for significant transactions up till July 31, in producing its consolidated financial statements.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value:

At cost, based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale:

At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets (but straight-line depreciation for overseas consolidated subsidiaries).

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(c) Allowance for compensation payments on completed works

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(d) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the consolidated interim of fiscal year based on the estimated P.B.O.and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(e) Accrued retirement benefits for directors, corporate auditors and executive officers

To allow for retirement bonus payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues, and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates, and translation differences are included in the foreign exchange translation adjustment account in shareholders' equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(d) Methods of assessing hedge effectiveness

The Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets and are amortized on a straight line basis over five years. Other consumption taxes not subject to deductions are expensed in the consolidated interim of the fiscal year in which they arise.

(Change in accounting policies)

Consumption taxes not subject to deductions were previously expensed in the consolidated fiscal year in which they arose. However, consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balance sheets and are amortized on a straight line basis over five years from the consolidated interim accounting period of this fiscal year. As the real estate leasing business that uses self-owned properties expands at the consolidated subsidiaries whose main business is real estate for leasing, the change aims to ensure proper calculation of periodical profit and loss by matching consumption taxes not subject to deductions, which were previously expensed at the time of acquisition of buildings, against the leasing business revenue of the consolidated subsidiaries. Consequently, "Selling, general and administrative expenses" has decreased by 150 million yen, but "Operating income," "Recurring income," and "Income before income taxes, minority interests and equity in earnings" have increased by same amount respectively.

5. Scope of amounts in consolidated interim statements of cash flows

The funds (cash and cash equivalents) in the consolidated interim statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding three months) and short-term investments with redemption periods of less than three months that are easily convertible into cash, with insignificant risk of losses from price fluctuations.

[Note]

1.Note to Consolidated Balance Sheets

Millions of yen

	As of July 31, 2005	As of Jan. 31, 2005	As of July 31, 2004
Accumulated depreciation of fixed assets	142,023	139,078	152,181
Collateralized assets	5,034	6,641	27,227
Liabilities guaranteed	86,433	68,326	77,208
Treasury stock	43,044,737 shares	29,374,355 shares	23,950,980 shares
Shareholdings in related companies included in investment securities	830	896	455
Interest bearing liabilities	-	39,426	39,552

2.Notes to Consolidated Statements of Cash Flows

Cash and cash equivalents at the end of the interim of fiscal year and relationship with amounts recorded in consolidated balance sheets

Millions of yen

	Feb.1, 2005 - July 31, 2005	Feb.1, 2004 - July 31, 2004	Feb.1, 2004 – Jan. 31, 2005
Cash and deposits	94,556	193,360	179,512
Fixed term deposits exceeding three months	(600)	(900)	(800)
Short - term investments with redemption period of 3 months or less (marketable securities account)	1,501	1,499	999
Cash and cash equivalents	**95,457**	**193,960**	**179,712**

3. Segmental information

Current interim period (Feb. 1, 2005 – July 31, 2005) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	358,083	169,347	144,454	65,880	737,766	-	737,766
Inter-segment sales and transfers	1,254	-	835	2,149	4,239	(4,239)	-
Total	359,338	169,347	145,290	68,030	742,006	(4,239)	737,766
Operating expenses	322,134	159,271	138,486	66,285	686,178	13,356	699,534
Operating income	37,203	10,075	6,803	1,745	55,827	(17,596)	38,231

Previous interim period (Feb. 1, 2004 – July 31, 2004) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	353,415	133,318	134,953	58,536	680,223	-	680,223
Inter-segment sales and transfers	315	-	745	3,993	5,053	(5,053)	-
Total	353,730	133,318	135,698	62,530	685,277	(5,053)	680,223
Operating expenses	311,961	127,798	130,536	60,592	630,889	9,917	640,806
Operating income	41,768	5,519	5,162	1,937	54,388	(14,971)	39,416

Previous fiscal year (Feb. 1, 2004 – Jan. 31, 2005) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	708,539	273,455	269,326	120,923	1,372,243	-	1,372,243
Inter-segment sales and transfers	1,293	-	1,438	7,878	10,610	(10,610)	-
Total	709,832	273,455	270,764	128,802	1,382,854	(10,610)	1,372,243
Operating expenses	627,692	261,176	262,641	125,029	1,276,539	19,065	1,295,605
Operating income	82,140	12,278	8,123	3,772	106,314	(29,675)	76,638

Notes

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sales:	Selling houses and real estate and designing and constructing housing on estate land
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for sale condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

Current interim period: 15,960 million yen Previous interim period: 13,454 million yen Previous fiscal year : 26,824 million yen

(2) Geographical segment information

In the six months to July 2004, July 2005 and full year to January 2005, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the six months to July 2004, July 2005 and full year to January 2005, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

4. Lease transactions

Finance leases without transfer of ownership

(1) Lease acquisition cost equivalent, accumulated depreciation equivalent & end of period equivalent value

Current interim period (Feb. 1, 2005 – July 31, 2005)

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	Net leased property
Buildings and structures	36,747	21,468	15,279
Machinery and transportation equipment	173	66	106
Tools and fixtures	6,807	5,017	1,790
Intangible fixed assets	1,700	1,057	642
Total	**45,429**	**27,609**	**17,819**

Calculated by the cost acquisition equivalent deducted from total interest payments

Previous fiscal year (Feb. 1, 2004 – Jan. 31, 2005)

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	Net leased property
Buildings and structures	35,668	21,945	13,722
Machinery and transportation equipment	166	66	99
Tools and fixtures	6,774	4,886	1,887
Intangible fixed assets	1,808	1,223	585
Total	**44,417**	**28,122**	**16,294**

Calculated by the cost acquisition equivalent deducted from total interest payments

Previous interim period (Feb. 1, 2004 – July 31, 2004)

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	Net leased property
Buildings and structures	34,905	21,236	13,669
Machinery and transportation equipment	153	58	95
Tools and fixtures	7,620	5,682	1,937
Intangible fixed assets	2,494	1,769	725
Total	**45,174**	**28,746**	**16,427**

Calculated by the cost acquisition equivalent deducted from total interest payments

(2) Outstanding amounts under lease commitments at end of period

Millions of yen

	Feb.1, 2005 - July 31, 2005	Feb.1, 2004 – Jan. 31, 2005	Feb.1, 2004 - July 31, 2004
Within one year	6,768	6,344	6,444
More than one year	12,369	10,751	10,757
Total	**19,137**	**17,095**	**17,202**

(3) Lease fees, accumulated depreciation equivalent amounts and interest payments

Millions of yen

	Feb.1, 2005 - July 31, 2005	Feb.1, 2004 – Jan. 31, 2005	Feb.1, 2004 - July 31, 2004
Lease fees	3,470	7,346	3,775
Accumulated depreciation equivalent	3,255	7,198	3,827
Interest payments equivalent	153	333	170

(4) Method of calculating depreciation

Calculated by the straight-line method over the lease term of the lease asset assuming zero residual value

(5) Method of calculating interest payments

Calculated by the interest method, whereby the difference between total lease payment and acquisition cost equivalent is distributed in equal installments in each financial year.

(Operating leases)

Millions of yen

Outstanding lease commitments	Feb.1, 2005 - July 31, 2005	Feb.1, 2004 – Jan. 31, 2005	Feb.1, 2004 - July 31, 2004
Within one year	15	13	10
More than one year	31	35	23
Total	47	49	34

5. Securities

1. Marketable debt securities expected to be held to maturity

Millions of yen

Type	Feb.1, 2005 - July 31, 2005			Feb.1, 2004 – Jan. 31, 2005			Feb.1, 2004 - July 31, 2004		
	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference	Consolidated balance sheet amount	Market value	Difference
(1) National and regional government bonds	2,644	2,647	2	2,648	2,649	1	2,685	2,686	1
(2) Corporate bonds	200	200	0	299	300	0	299	300	0
Total	2,844	2,847	3	2,948	2,950	2	2,985	2,987	1

2. Other marketable securities

Millions of yen

Type	Feb.1, 2005 - July 31, 2005			Feb.1, 2004 – Jan. 31, 2005			Feb.1, 2004 - July 31, 2004		
	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference	Acquisition cost	Consolidated balance sheet amount	Difference
(1) Equities	42,318	61,639	19,320	32,962	53,177	20,214	28,782	47,070	18,287
(2) Bonds									
National and regional government bonds	-	-	-	51,921	53,570	1,648	52,083	52,120	36
(3) Others	500	501	0	-	-	-	-	-	-
Total	42,819	62,140	19,320	84,883	106,747	21,863	80,866	99,190	18,324

3. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	Feb.1, 2005 - July 31, 2005	Feb.1, 2004 – Jan. 31, 2005	Feb.1, 2004 - July 31, 2004
(1) Bonds held to maturity			
Unlisted bonds	101	-	499
Unlisted foreign government bonds	2,000	2,000	2,000
(2) Other marketable securities			
Unlisted equities (excluding over-the-counter issues)	12,374	11,509	11,514
Preferred securities	5,999	5,999	5,999
Capital investment in an Investment Limited Partnership (ILP)	109	-	-

6. Contract amounts, market values, and unrealized gains and losses on derivatives transactions

Interest rate related

Millions of yen

	Current interim period Feb.1, 2005 – July 31, 2005			Previous fiscal year Feb.1, 2004 – Jan. 31, 2005			Previous interim period Feb.1, 2004 – July 31, 2004		
Transaction type	Contract amount	Market value	Unrealized gain (loss)	Contract amount	Market value	Unrealized gain (loss)	Contract amount	Market value	Unrealized gain (loss)
Swaps	-	-	-	15,000	51	51	15,000	181	181
Total	-	-	-	15,000	51	51	15,000	181	181

Notes

1. Derivatives transactions for which hedge accounting is applied are excluded.
2. The market values of interest rate swaps are calculated based on prices disclosed by financial institutions.

7. Consolidated per share information

(yen)

Current interim period (Feb. 1, 2005 - July 31, 2005)	Previous interim period (Feb. 1, 2004 - July 31, 2004)	Previous fiscal year (Feb. 1, 2004 - Jan. 31, 2005)
Shareholder's equity per share 985.09	Shareholder's equity per share 982.09	Shareholder's equity per share 979.40
Net income per share 29.21	Net income per share 30.13	Net income per share 33.80
As no share options exist, no figure is recorded for fully diluted net income per share.	As no share options exist, no figure is recorded for fully diluted net income per share.	As no share options exist, no figure is recorded for fully diluted net income per share.

Note: Interim net income per share and interim diluted net income per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Current interim period	Previous interim period	Previous fiscal year
Net income recorded on statements of income	19,854	20,779	23,659
Main components of amount not attributable to ordinary shares Bonus payments for directors, corporate auditors and executive officers	-	-	469
Amount not attributable to ordinary shares	-	-	469
Net income attributable to ordinary shares	19,854	20,779	23,189
Average number of shares outstanding during period (1,000 shares)	679,750	689,715	686,079

12 .Main affiliated companies' financial statements

(1) Sekiwa Real Estate, Ltd.

Consolidated Balance Sheet

Millions of yen

As of July 31, 2005

(Assets)		(Liabilities)	
Current assets	24,774	Current liabilities	10,265
Cash and deposit	13,454	Accounts payable	593
Notes and accounts receivable	960	Advance received	7,027
Marketable securities	1,156	Tax payable	983
Inventories	8,368	Other current liabilities	1,660
Deferred tax assets	621	Fixed liabilities	16,585
Other current assets	338	Accrued retirement benefits	575
Less allowance for doubtful accounts	(127)	Custody deposit and guarantee	15,903
Fixed assets	17,626	Other fixed liabilities	106
Tangible fixed assets	8,334		
Buildings and structures	6,056	Total liabilities	26,851
Land	1,729		
Other	548		
Intangible fixed assets	1,078	Shareholders' equity	
Investments and other assets	8,214	Paid-in capital	1,668
Investment in securities	411	Additional paid-in capital	817
Long-term loans receivable	857	Retained earnings	13,037
Deposit and guarantee	5,419	Unrealized holding on securities	25
Deferred tax assets	1,324		
Other investments	414	Total shareholders' equity	15,549
Less allowance for doubtful accounts	(212)	Total liabilities and shareholders equity	42,401
Total assets	42,401		

Consolidated Statement of Income

Millions of yen

February 1, 2005 – July 31, 2005

Net earnings	52,077
Cost of earnings	49,901
Operating income	2,175
Non-operating income	43
Other expenses	21
Recurring income	2,196
Extraordinary income	676
Extraordinary loss	1
Income before income taxes	2,871
Current income taxes	1,001
Deferred income taxes	107
Net income	1,762

Consolidated Statement of Cash Flow

February 1, 2005 – July 31, 2005

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	2,871
Depreciation and amortization	302
Increase in accounts receivable	(33)
Increase in inventories	(3,641)
Increase in advance received	344
Increase in deposit and guarantee	533
Other	(1,027)
Subtotal	(650)
Interest and dividends received	19
Income taxes paid	(1,088)
Net cash provided by operating activities	(1,719)
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(926)
Purchase of intangible fixed assets	(14)
Other	848
Net cash used in investing activities	(92)
3. Cash flows from financing activities	
Cash dividends paid	(195)
Net cash used in financing activities	(195)
4. Net decrease in cash and cash equivalents	(2,007)
5. Cash and cash equivalents at beginning of period	15,862
6. Cash and cash equivalents at end of period	13,854

(2) Sekiwa Real Estate Chubu, Ltd.

Consolidated Balance Sheet
Millions of yen
As of July 31, 2005

(Assets)		(Liabilities)	
Current assets	16,381	Current liabilities	8,528
Cash and deposit	8,848	Accounts payable	718
Accounts receivable	800	Advances received	5,386
Inventories	4,932	Tax payable	659
Deferred tax assets	1,339	Other current liabilities	1,764
Other current assets	569	Fixed liabilities	12,898
Less allowance for doubtful accounts	(107)	Accrued retirement benefits	218
Fixed assets	14,516	Custody deposit and guarantee	12,613
Tangible fixed assets	12,317	Other fixed liabilities	65
Buildings and structures	8,387	Total liabilities	21,426
Land	3,661		
Other	268		
Intangible fixed assets	280	Shareholders' equity	
Investments and other assets	1,918	Paid-in capital	1,368
Investment in securities	364	Additional paid-in capital	1,679
Long-term loans receivable	153	Retained earnings	6,302
Deposit and guarantee	711	Unrealized holdings loss on securities	121
Deferred tax assets	72		
Other investments	617	Total shareholders' equity	9,471
Total assets	30,898	Total liabilities and shareholders equity	30,898

Consolidated Statements of Income
Millions of yen
February 1, 2005 – July 31, 2005

Net earnings	40,685
Cost of earnings	38,778
Operating income	1,907
Non-operating income	38
Other expenses	36
Recurring income	1,908
Extraordinary income	-
Extraordinary loss	29
Income before income taxes	1,879
Current income taxes	632
Deferred income taxes	161
Net loss	1,085

Consolidated Statement of Cash Flow
February 1, 2005 – July 31, 2005

	Millions of yen
1.Cash flows from operating activities	
Income before income taxes	1,879
Depreciation and amortization	325
Losses on accounts receivable	84
Increase in inventories	(899)
Increase in advance received	264
Decrease in deposit and guarantee	(596)
Other	(405)
Subtotal	651
Interests and dividends received	2
Income taxes paid	(527)
Other	(16)
Net cash provided by operating activities	110
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(475)
Purchase of intangible fixed assets	(37)
Other	56
Net cash used in investing activities	(456)
3. Cash flows from financing activities	
Cash dividends paid	(108)
Net cash used in financing activities	(108)
4. Net increase in cash equivalents	(455)
5. Cash and cash equivalents at beginning of period	9,303
6. Cash and cash equivalents at end of period	8,848

(3) Sekiwa Real Estate Kansai, Ltd.

Consolidated Balance Sheet Millions of yen As of July 31, 2005			
(Assets)		(Liabilities)	
Current assets	19,523	Current liabilities	5,509
Cash and deposit	8,660	Accounts payable	335
Notes and accounts receivable	240	Advances received	3,501
Inventories	8,887	Tax payable	492
Deferred tax assets	1,180	Other current liabilities	1,180
Other current assets	655	Fixed liabilities	7,429
Less allowance for doubtful accounts	(100)	Accrued retirement benefits	473
Fixed assets	14,767	Custody deposits	6,780
Tangible fixed assets	3,885	Other fixed liabilities	176
Buildings and structures	1,713	Total liabilities	12,938
Land	2,031		
Other	139		
Intangible fixed assets	238		
Investments and other assets	10,643	Shareholders' equity	
Investment in securities	101	Paid-in capital	5,829
Long-term loans receivable	671	Additional paid-in capital	7,017
Deposit and guarantee	9,236	Retained earnings	8,504
Deferred tax assets	286	Unrealized holdings loss on securities	0
Other investments	347	Total shareholders' equity	21,351
Total assets	34,290	Total liabilities and shareholders equity	34,290

Consolidated Statement of Income Millions of yen February 1, 2005 – July 31, 2005	
Net earnings	29,889
Cost of earnings	28,730
Operating income	1,158
Non-operating income	24
Other expenses	4
Recurring income	1,179
Extraordinary income	120
Extraordinary loss	-
Income before income taxes	1,299
Current income taxes	483
Deferred income taxes	33
Net income	783

Consolidated Statement of Cash Flow February 1, 2005 – July 31, 2005	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	1,299
Depreciation and amortization	57
Losses on accounts receivable	319
Increase in inventories	(3,289)
Decrease in advances receive	(464)
Decrease in custody deposit	(267)
Other	360
Subtotal	(1,984)
Interest and dividends received	10
Income taxes paid	(497)
Net cash provided by operating activities	(2,471)
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(12)
Purchase of intangible fixed assets	(5)
Other	(437)
Net cash used in investing activities	(454)
3. Cash flows from financing activities	
Cash dividend paid	(253)
Purchase of treasury stock	353
Net cash used in financing activities	99
4. Net decrease in cash and cash equivalents	(2,826)
5. Cash and cash equivalents at beginning of period	11,486
6. Cash and cash equivalents at end of period	8,660

(4) Sekiwa Real Estate Chugoku, Ltd.

Balance Sheet
Millions of yen
As of July 31, 2005

(Assets)		(Liabilities)	
Current assets	8,270	Current liabilities	2,229
Cash and deposit	7,808	Accounts payable	144
Notes and accounts receivable	138	Advance received	1,141
Inventories	227	Tax payable	212
Deferred tax assets	68	Other current liabilities	731
Other current assets	36	Fixed liabilities	4,485
Less allowance for doubtful accounts	(9)	Accrued retirement benefit	145
Fixed assets	1,752	Custody deposit and guarantee	4,259
Tangible fixed assets	1,293	Other fixed liabilities	81
Buildings and structures	838	Total liabilities	6,715
Land	339		
Other	115		
Intangible fixed assets	65	Shareholders' equity	
Investments and other assets	393	Paid-in capital	379
Investment in securities	76	Additional paid-in capital	177
Long-term loans receivable	83	Retained earnings	2,747
Deposit and guarantee	111	Unrealized holdings loss on securities	4
Deferred tax assets	100		
Other investments	22	Total shareholders' equity	3,307
Total assets	10,023	Total liabilities and shareholders equity	10,023

Income Statement
Millions of yen
February 1, 2005 – July 31, 2005

Net earnings	8,583
Cost of earnings	8,037
Operating income	546
Non-operating income	5
Other expenses	0
Recurring income	551
Extraordinary income	10
Extraordinary loss	2
Income before income taxes	558
Current income taxes	206
Deferred income taxes	26
Net income	326
Retained earnings brought forward from the preceding business term	1
Unappropriated retained earnings	328

Consolidated Statement of Cash Flow
February 1, 2005 – July 31, 2005

	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	558
Depreciation and amortization	44
Increase in accounts receivable	(42)
Increase in advance received	79
Increase in deposit and guarantee	215
Other	41
Subtotal	897
Interests and dividends received	2
Income taxes paid	(185)
Net cash provided by operating activities	715
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(246)
Purchase of intangible fixed assets	-
Other	13
Net cash used in investing activities	(232)
3. Cash flows from financing activities	
Cash dividends paid	(108)
Purchase of treasury stock	19
Net cash used in financing activities	(89)
4. Net increase in cash and cash equivalents	393
5. Cash and cash equivalents at beginning of period	7,415
6. Cash and cash equivalents at end of period	7,808

(5) Sekiwa Real Estate Kyushu, Ltd.

Balance Sheet *Millions of yen* As of July 31, 2005			
(Assets)		(Liabilities)	
Current assets	2,798	Current liabilities	1,627
Cash and deposits	711	Accounts payable	100
Notes and accounts receivable	120	Advance received	1,264
Inventories	1,880	Tax payable	102
Deferred tax assets	47	Other current liabilities	159
Other current assets	78	Fixed liabilities	2,170
Less allowance for doubtful accounts	(39)	Accrued retirement benefits	52
Fixed assets	2,543	Custody deposit and guarantee	2,065
Tangible fixed assets	2,100	Other fixed liabilities	53
Buildings and structures	1,768	Total liabilities	3,798
Land	292		
Other	39		
Intangible fixed assets	8		
Investments and other assets	434	Shareholders' equity	
Long-term loans receivable	6	Paid-in capital	263
Deposit and guarantee	323	Additional paid-in capital	94
Deferred tax assets	93	Retained earnings	1,186
Other investments	10	Total shareholders' equity	1,543
Total assets	5,342	Total liabilities and shareholders equity	5,342

Income Statement *Millions of yen* February 1, 2005 – July31, 2005	
Net earnings	8,726
Cost of earnings	8,471
Operating income	254
Non-operating income	0
Other expenses	9
Recurring income	245
Extraordinary income	-
Extraordinary loss	-
Income before income taxes	245
Current income taxes	97
Deferred income taxes	4
Net income	144
Retained earnings brought forward from the proceeding business term	11
Unappropriated retained earnings	155

Consolidated Statement of Cash Flow February 1, 2005 – July 31, 2005	
	Millions of yen
1. Cash flows from operating activities	
Income before income taxes	245
Depreciation and amortization	41
Decrease in accounts receivable	54
Increase in advance received	93
Increase in deposit and guarantee	87
Other	(527)
Subtotal	(5)
Interest received	0
Interest paid	(4)
Income tax paid	(64)
Net cash provided by operating activities	(74)
2. Cash flows from investing activities	
Purchase of property, plant and equipment	(135)
Purchase of intangible fixed assets	-
Other	-
Net cash used in investing activities	(135)
3. Cash flows from financing activities	
Cash dividends paid	(51)
Net cash used in financing activities	(51)
4. Net decrease in cash and cash equivalents	(260)
5. Cash and cash equivalents at beginning of period	972
6. Cash and cash equivalents at end of period	711

(6) Sekiwa Real Estate Tohoku, Ltd.

Balance Sheet

Millions of yen

As of July 31, 2005

(Assets)		(Liabilities)	
Current assets	8,131	Current liabilities	2,516
Cash and deposit	2,129	Account payable	101
Notes and accounts receivable	119	Advance received	1,391
Inventories	236	Tax payable	147
Deferred tax assets	46	Other current liabilities	876
Other current assets	5,633	Fixed liabilities	4,399
Less allowance for doubtful accounts	(34)	Accrued retirement benefits	82
Fixed assets	833	Custody deposit and guarantee	4,289
Tangible fixed assets	596	Other fixed liabilities	26
Buildings and structures	173	Total liabilities	6,915
Land	207		
Other	215		
Intangible fixed assets	59		
Investments and other assets	177		
Long-term loans receivable	2	Shareholders' equity	
Deposit and guarantee	67	Paid-in capital	200
Deferred tax assets	102	Additional paid-in capital	-
Other investments	150	Retained earnings	1,848
Less allowance for doubtful accounts	(145)	Total shareholders' equity	2,048
Total assets	8,964	Total liabilities and shareholders equity	8,964

Income Statement

Millions of yen

February 1, 2005 – July 31, 2005

Net earnings	9,978
Cost of earnings	9,606
Operating income	371
Non-operating income	6
Other expenses	1
Recurring income	377
Extraordinary income	-
Extraordinary loss	0
Income before income taxes	376
Current income taxes	144
Deferred income taxes	11
Net income	221
Retained earnings brought forward from the proceeding business term	6
Unappropriated retained earnings	227

Cash flow statements are not made public.

SUMMARY OF FINANCIAL STATEMENTS for the first half of FY2005 (Non-consolidated)
February 1, 2005 – July 31, 2005

Sekisui House, Ltd. **September 1, 2005**

Stock code:	1928	URL :	http://www.sekisuihouse.co.jp
President & Representative Director:	Isami Wada	Inquiries:	PR Department
Telephone:	+816 6440 3111		Associate Officer Hidehiro Yamaguchi
Date of the meeting of the board of directors:	September 1, 2005		
Date of payment of interim dividend:	September 30, 2005		
Interim dividend system:	Adopted		
Stock trading unit adopted:	1,000 shares per unit		

1. Business Results
1) Non-consolidated Business Results

*Please note that numbers less than one million yen are rounded down

	Millions of yen					
	Feb. 1, 2005 – July 31, 2005		Feb. 1, 2004 – July 31, 2004		Feb. 1, 2004 – Jan. 31, 2005	
		Change (%)		Change (%)		Change (%)
Net sales	560,933	4.1	539,093	2.9	1,086,179	
Operating income	27,723	(12.8)	31,778	(1.2)	60,889	
Recurring income	30,046	(8.9)	32,978	2.7	62,439	
Net income	15,485	(18.6)	19,021	22.3	19,492	
Net income per share (yen)	22.78		27.58		28.19	

(1) Average number of outstanding shares during the period:
As of July 31, 2005 679,872,623 shares As of July 31, 2004 689,715,782 shares As of Jan. 31, 2005 686,079,543 shares
(2) Changes to accounting principles: None
(3) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Dividends per share

	First-half	Full-year
	yen	
Feb. 1, 2005 – July 31, 2005	10.00	-
Feb. 1, 2004 – July 31, 2004	9.00	-
Feb. 1, 2004 – Jan. 31, 2005		18.00

3) Non-consolidated financial position

	Millions of yen		
	Feb. 1, 2005 – July 31, 2005	Feb. 1, 2004 – July 31, 2004	Feb. 1, 2004 – Jan. 31, 2005
Total Assets	926,438	1,016,843	988,821
Shareholders' Equity	611,345	634,521	625,390
Equity Ratio (%)	66.0%	62.4%	63.2%
Shareholders' Equity Per Share (yen)	917.30	925.72	919.45

1) Outstanding shares at:
End of July 31, 2005 666,462,796 shares End of July 31, 2004 685,434,098 shares End of Jan. 31, 2004 680,010,723 shares
2) Number of treasury stock at:
End of July 31, 2005 42,922,282 shares End of July 31, 2004 23,950,980 shares End of Jan. 31, 2004 29,374,355 shares

2. Non-Consolidated Results Forecast for the Year Ending January 31, 2005

	Millions of yen					
	Net Sales	Recurring income	Net income	Dividend per share(yen)		Net income per share
				Second-half	Full-year	
Full year	1,140,000	63,000	33,500	10.00	20.00	50.27

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2005	As of Jan. 31, 2005	Difference	%	As of July 31, 2004
Assets	**926,438**	**988,821**	**(62,383)**	**(6.3)**	**1,016,843**
Current assets	**581,972**	**622,669**	**(40,697)**	**(6.5)**	**573,095**
Cash on hand and deposits with banks	35,716	110,650			119,105
Notes receivable-trade	691	628			210
Accounts receivable-construction	78,024	75,385			80,130
Accounts receivable-real estate	4,029	3,331			5,020
Marketable securities	-	-			1,399
Prepaid expenses for construction in progress	39,286	46,077			42,530
Buildings for sale	57,037	53,152			39,836
Land for sale	229,149	196,067			180,368
Land for sale in process	46,630	43,696			32,649
Other inventory	4,968	4,537			4,252
Advance payments	2,047	1,987			1,068
Prepaid expenses	4,241	4,135			4,357
Accounts receivable-other	15,886	14,813			15,240
Deferred income taxes	61,300	66,477			45,115
Other current assets	3,994	2,830			3,114
Allowance for doubtful accounts	(1,032)	(1,103)			(1,302)
Fixed Assets	**344,466**	**366,151**	**(21,685)**	**(5.9)**	**443,747**
Tangible fixed assets	**148,461**	**142,867**	**5,594**	**3.9**	**212,549**
Buildings	60,920	60,646			89,602
Structures	4,304	4,273			4,551
Machinery and equipment	10,142	10,201			10,674
Vehicles and delivery equipment	157	162			156
Tools, furniture and fixtures	4,130	3,925			3,749
Land	66,370	61,559			100,446
Constructions in progress	2,434	2,096			3,367
Intangible fixed assets	**4,009**	**3,925**	**84**	**2.1**	**3,836**
Ground lease	1,608	1,605			1,605
Software	1,691	1,599			1,509
Utility rights	22	24			28
Telephone rights	686	696			692
Investments and other assets	**191,995**	**219,359**	**(27,364)**	**(12.5)**	**227,362**
Investments in securities	82,943	112,793			104,096
Investment in subsidiaries and partnership	39,806	26,563			25,610
Long-term loans receivable	56,593	74,479			75,670
Long-term prepaid expenses	764	740			725
Deposit and guaranty	12,475	12,400			12,442
Long-term deferred income taxes	10,507	14,330			30,816
Other investments and other assets	3,890	5,408			5,024
Reserve for losses from investments in subsidiaries	(682)	(682)			(682)
Allowance for doubtful accounts	(14,304)	(26,675)			(26,343)
Total Assets	**926,438**	**988,821**	**(62,383)**	**(6.3)**	**1,016,843**

	Millions of yen				
	As of July 31, 2005	As of Jan. 31, 2005	Difference	%	As of July 31, 2004
Liabilities	**315,093**	**363,431**	**(48,338)**	**(13.3)**	**382,321**
Current Liabilities	**282,803**	**328,183**	**(45,380)**	**(13.8)**	**308,951**
Notes payable-trade	55,066	59,736			54,385
Accounts payable-trade	42,257	39,144			41,890
Accounts payable-construction	49,001	52,085			53,603
Current portion of notes	-	30,000			30,000
Current portion of long-term debt	-	-			1
Accounts payable-other	5,474	6,792			4,342
Accrued expenses	14,051	12,094			13,596
Accrued income taxes	997	14,719			505
Consumption tax payable	4,861	6,422			4,603
Advances received-construction	61,384	62,059			59,714
Advance received-other	4,796	4,901			6,739
Allowance for bonuses	10,162	14,262			11,008
Allowance for compensation payments on completed works	1,795	1,896			1,884
Other current liabilities	32,955	24,067			26,677
Long term liabilities	**32,289**	**35,248**	**(2,959)**	**(8.4)**	**73,369**
Long-term debt	-	-			1
Deposits and guarantees	7,788	9,131			8,732
Allowance for accrued retirement benefits for employees	23,711	24,090			63,357
Allowance for accrued retirement benefits for directors, corporate auditors and executive officers	789	708			615
Allowance for exhibition at Japan international Expo	-	175			140
Other long term liabilities	-	1,142			523
Shareholders' Equity	**611,345**	**625,390**	**(14,045)**	**(2.2)**	**634,521**
Paid-in capital	**186,554**	**186,554**	**-**		**186,554**
Additional paid-in capital	**242,307**	**237,524**	**4,783**	**2.0**	**237,523**
Capital reserve	242,307	237,522			237,522
Other capital reserve	-	2			1
Retained earnings	**219,020**	**218,634**	**386**	**0.2**	**224,332**
Legal reserve	23,128	23,128			23,128
Reserve for dividends	15,000	13,000			13,000
General reserve	162,300	162,300			162,300
Unappropriated retained earnings	18,592	20,205			25,903
Net unrealized gain on securities	**11,486**	**13,217**	**(1,731)**	**(13.1)**	**10,813**
Less treasury stock, at cost	**(48,023)**	**(30,540)**	**(17,483)**	**(57.2)**	**(24,701)**
Total	**926,438**	**988,821**	**(62,383)**	**(6.3)**	**1,016,843**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2005 – July 31, 2005		Feb. 1, 2004 – July31, 2004		Difference		Feb.1, 2004 – Jan. 31, 2005	
	Millions of yen	(%)	*Millions of yen*	(%)	*Millions of yen*	(%)	*Millions of yen*	(%)
Net sales	**560,933**	**100.0**	**539,093**	**100.0**	**21,840**	**4.1**	**1,086,179**	**100.0**
Construction	440,897	78.6	446,595	82.8			900,368	82.9
Real estate	120,036	21.4	92,497	17.2			185,810	17.1
Cost of sales	**449,947**	**80.2**	**425,402**	**78.9**	**24,545**	5.8	**860,022**	**79.2**
Construction	346,694	78.6	343,002	76.8			695,148	77.2
Real estate	103,252	86.0	82,399	89.1			164,873	88.7
Gross profit on sales	**110,985**	**19.8**	**113,691**	**21.1**	**(2,706)**	(2.4)	**226,157**	**20.8**
Total gross profit from construction	94,202	21.4	103,593	23.2			205,220	22.8
Total gross profit from sales of real estate	16,783	14.0	10,097	10.9			20,937	11.3
Selling, general and administrative expenses	83,261	14.9	81,912	15.2	1,349	1.6	165,267	15.2
Operating income	**27,723**	**4.9**	**31,778**	**5.9**	**(4,055)**	(12.8)	**60,889**	**5.6**
Non-operating income	**4,496**	**0.8**	**3,148**	**0.6**	**1,348**	42.8	**5,942**	**0.5**
Interest received	2,891		2,445				4,101	
Other income	1,604		703				1,841	
Non-operating loss	**2,174**	**0.4**	**1,948**	**0.4**	**226**	11.6	**4,393**	**0.4**
Interest and discounts paid	15		46				66	
Interest on bonds	99		269				468	
Other expenses	2,059		1,633				3,858	
Recurring income	**30,046**	**5.3**	**32,978**	**6.1**	**(2,932)**	(8.9)	**62,439**	**5.7**
Extraordinary income	**396**	**0.1**	**4,699**	**0.9**	**(4,303)**	(91.6)	**42,373**	**3.9**
Gain on sales of investment securities	396		4,699				**4,705**	
Gain on the return of employee pension fund	-		-				**37,668**	
Extraordinary loss	**4,548**	**0.8**	**4,540**	**0.8**	**8**	0.2	**63,113**	**5.8**
Loss on revaluation of real land held for sale	4,187		-				3,569	
Loss from sales or disposal of fixed assets	351		4,540				5,566	
Loss from devaluation of investment securities	9		-				1,579	
Loss on impairment of assets	-		-				51,144	
Other	-		-				1,254	
Income before taxes	**25,894**	**4.6**	**33,136**	**6.2**	**(7,242)**	**(21.9)**	**41,699**	**3.8**
Current income taxes	240	0.0	275	0.1	(35)	**(12.7)**	14,873	1.3
Deferred income taxes	10,169	1.8	13,840	2.6	(3,671)	**(26.5)**	7,334	0.7
Net income	**15,485**	**2.8**	**19,021**	**3.5**	**(3,536)**	**(18.6)**	**19,492**	**1.8**
Retained earning brought forward from the preceding business term	11,931		6,881				6,881	
Gain on sales of treasury stock	8,824		-				-	
Interim dividends	-		-				6,168	
Unappropriated retained earnings	**18,592**		**25,903**				**20,205**	

Significant Non-Consolidated Accounting Policies

1. Basis and method of valuation of marketable securities:

(1) Marketable securities

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: At cost based on moving average method

(iii) Other marketable securities:

- Stocks with market value:

  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

- Stocks with no available market value:

  At cost based on the moving average method

(2) Basis and method of valuation of derivatives: Market value method

(3) Basis and method of valuation of inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Other inventories: At cost based on moving average method.

2. Depreciation of fixed assets:

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line, depreciated over its expected useful life of five years.

3. Basis for accounting for allowances:

(i) Allowance for doubtful accounts:

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for losses from investments in subsidiaries:

Potential losses on investment in subsidiaries are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iv) Allowance for compensation payments on completed works:

Provisions for losses and guarantee expenses due to post-completion defects are recorded based on historical repair and other costs arising from completed structures and detached housing.

(v) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated interim fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(vi) Allowance for accrued retirement benefits for directors, corporate auditors and executive officers

To allow for retirement bonus payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

4. Basis for converting foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income.

5. Accounting for lease transactions:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

6. Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets

The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange rates etc. The use of exchange contracts does not exceed the amount of import transactions.

(iv) Methods of assessing hedge effectiveness

The Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

7. Accounting for consumption taxes:

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidated interim of fiscal year in which they arise.

[Notes]

1. Notes to non-consolidated balance sheet

	Millions of yen		
	As of July 31, 2005	As of Jan. 31, 2005	As of July 31, 2004
Accumulated depreciation of fixed assets	125,582	123,199	136,751
Collateralized assets	4,842	6,449	27,036
Liabilities guaranteed	84,901	66,748	75,561
Interest bearing liabilities	-	30,000	30,002
Treasury stock	42,922,282 shares	29,374,355 shares	23,950,980 shares

2. Notes to non-consolidated income statement

	Millions of yen		
	As of July 31, 2005	As of Jan. 31, 2005	As of July 31, 2004
Depreciation	3,953	9,424	4,539

3. Leasing transactions

Finance leases without transfer of ownership

(i) Lease acquisition cost equivalent, accumulated depreciation equivalent & end of period equivalent value

Millions of yen

As of July 31, 2005	Acquisition cost equivalent	Accumulated depreciation equivalent	End of period equivalent value
Buildings	36,739	21,467	15,272
Vehicles & delivery equipment	49	26	23
Machinery & equipment	6,203	4,671	1,531
Software	1,067	614	452
Total	**44,060**	**26,780**	**17,280**

Millions of yen

As of Jan. 31, 2005	Acquisition cost equivalent	Accumulated depreciation equivalent	End of period equivalent value
Buildings	35,659	21,945	13,713
Vehicles& delivery equipment	55	25	30
Machinery & equipment	6,184	4,587	1,596
Software	1,125	752	373
Total	**43,024**	**27,310**	**15,714**

Millions of yen

As of July 31, 2004	Acquisition cost equivalent	Accumulated depreciation equivalent	End of period equivalent value
Buildings	34,897	21,236	13,661
Vehicles& delivery equipment	55	20	35
Machinery & equipment	6,965	5,362	1,603
Software	1,532	1,136	395
Total	**43,450**	**27,755**	**15,695**

Calculated by the acquisition cost equivalent deducted from total interest payments.

(ii) Outstanding amounts under lease commitments at the end of period

	Millions of yen		
	As of July 31, 2005	As of Jan. 31, 2005	As of July 31, 2004
Within one year	6,524	6,087	6,119
More than one year	12,038	10,395	10,326
Total	**18,563**	**16,482**	**16,445**

(iii) Lease payments, depreciation equivalents and interest payment equivalents

	Millions of yen		
	As of July 31, 2005	As of Jan. 31, 2005	As of July 31, 2004
Lease fees	3,315	6,956	3,577
Depreciation equivalent	3,109	6,840	3,637
Interest payments equivalent	142	309	160

(iv) Accounting treatment of depreciation equivalents

Residual amounts are reduced to zero using the straight-line method, using the lease term as the useful life.

(v) Accounting treatment of interest payment equivalents

The difference between the total lease expenses and its acquisition cost is treated as the interest cost equivalent. Allocation of cost to each accounting period is by the interest method.

Operating leases

Millions of yen

Outstanding lease commitments:	As of July 31, 2005	As of Jan. 31, 2005	As of July 31, 2004
Within one year	11	9	10
More than one year	19	19	23
Total	**31**	**29**	**34**

4. Marketable securities

Shares of subsidiaries and affiliates where a market price is available

Millions of yen

	As of July 31, 2005			As of Jan. 31, 2005			As of July 31, 2004		
	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference
Subsidiaries	-	-	-	-	-	-	3,973	26,247	22,274
Affiliates	708	978	269	708	853	144	-	-	-

5. Non-consolidated per share information

(yen)

Current interim period (Feb. 1, 2005 - July 31, 2005)	Previous interim period (Feb. 1, 2004 - July 31, 2004)	Previous fiscal year (Feb. 1, 2004 - Jan. 31, 2005)
Shareholder's equity per share 917.30	Shareholder's equity per share 925.72	Shareholder's equity per share 919.45
Net income per share 22.78	Net income per share 27.58	Net income per share 28.19
As no share options exist, no figure is recorded for fully diluted net income per share.	As no share options exist, no figure is recorded for fully diluted net income per share.	As no share options exist, no figure is recorded for fully diluted net income per share.

Note: Interim net income per share and interim diluted net income per share for the current interim period was calculated on the following basis.

Millions of yen, except where noted	Current interim period	Previous interim period	Previous fiscal year
Net income recorded on statements of income	15,485	19,021	19,492
Main components of amount not attributable to ordinary shares Bonus payments for directors, corporate auditors and executive officers	-	-	154
Amount not attributable to ordinary shares	-	-	154
Net income attributable to ordinary shares	15,485	19,021	19,338
Average number of shares outstanding during period (1,000 shares)	679,872	689,715	686,079

[Translation]

September 2, 2005

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held on September 1, 2005 in regard to interim dividend for the 55th period (from February 1, 2005 through January 31, 2006).

In accordance with Article 29 of The Articles of Incorporation, an interim dividend is paid to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register or the last beneficial shareholders' register as of July 31, 2005.

1. Interim Dividend Rate: ¥ 10 per share
2. Date when claim is effective and payment is started : September 30, 2005

Yours truly,

Notice of Payment by Postal Transfer (or Statement of Interim Dividend if you have chosen transfer to bank account) will be sent to your registered address on September 29, 2005.